February 11, 2025
Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 412 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 RockCreek Global Equality ETF
Dear Ms. White:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the RockCreek Global Equality ETF, a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements, or recoupment obligations and if so, please disclose the details in a footnote to the fee table.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A.
Comment 2:Given that the Acquiring Fund seeks to utilize a “manager of managers” structure with respect to the Acquiring Fund, please revise the Acquiring Fund’s name to include the adviser’s name before the sub-adviser’s name.
Response: The Registrant notes that the Staff provided this comment with respect to Post-Effective Amendment No. 363. Please refer to the Trust’s correspondence dated October 10, 2024 (Accession No. 0001592900-24-002031) and October 15, 2024 (Accession No. 0001592900-24-002037).
Comment 3:With respect to the Principal Investment Strategies section, the SEC staff notes the Fund’s overall intention to invest in securities of companies that have demonstrated a commitment to managing their organization with a gender balanced approach. However it is unclear what you mean by “gender balance” (e.g., must an organization have 50-50 gender makeup or must the C-level be 50-50 or must pay rates be equal) and how this is measured? What data is available, from where is the data obtained and how often is it updated?
Response: The Amendment describes a gender-balance approach and the source of data in the third paragraph, stating:
The Sub-Adviser then utilizes data developed by Equileap, an unaffiliated third-party, which provides a gender equality score. Equileap researches and ranks publicly-listed companies around the world using a proprietary Gender Equality ScorecardTM (the “Scorecard”). The Equileap analysis covers multiple gender-based criteria, which may include factors such as gender balance, gender pay gap, and policies relating to parental leave and sexual harassment.
Additional disclosure has been added to explain that a gender balanced approach seeks gender balance across an organizations management or employees. The Registrant believes that such information is adequate to inform investors about the factors influencing the selection of companies for the Fund and respectfully declines to add additional details.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Comment 4:Does the strategy result in certain country or industry weights that would be material to investors from a risk or investment exposure perspective.
Response: The Fund’s strategy is not expected to result in certain country (ex-United States) or industry weights that would be material to investors from a risk or investment exposure perspective.
Comment 5:Please provide details about the Norwegian ethical exclusion list.
Response: The Registrant notes that the fourth paragraph contains details about the exclusion list. The Registrant believes that such information is adequate to inform investors about the factors influencing the list and respectfully declines to add additional details.
Comment 6:The discussion of the Ethical Exclusions List references “fundamental ethical norms” please clarify this phrase.
Response: The Amendment provides a series of examples to explain the reference to “fundamental ethical norms”. The Registrant believes that such information is adequate to inform investors about such norms and respectfully declines to add additional details..
Comment 7:Please define the Equality Fund prior to or concurrently with using the term.
Response: The applicable sentence has been revised to read as follows: “These screens are informed by the Gender-Lens Investing Criteria developed by the Equality Fund, an organization which provides funding support, technical assistance, and other services to strengthen organizations and movements that advance gender equality.”
Comment 8:Please provide additional details regarding the Gender-Lens Investing Criteria.
Response: The following details have been added to the strategy disclosure:
The Equality Fund screens are based on four key areas: general compliance with ethical standards and sustainability practices; increasing access to capital for underserved populations; scaling products and services that directly benefit the target groups in essential sectors like education, healthcare, and finance; and addressing structural inequity by promoting policies and practices that empower women in the workplace and in leadership roles.
Comment 9:With respect to gender lens investing, will the Sub-Adviser seek to address gender equality or gender equity? If so, please disclose how it intends to do so.
Response: The Fund’s strategy is not designed to achieve a particular gender equality or gender equity outcome.
Comment 10:In the third full paragraph on page 2, the disclosure states that the Sub-Adviser will prioritize stocks with the highest gender equality scores. Is this the same gender equality score described above as the Scorecard? Is is there any minimum score for inclusion or is it all relative?
Response: The above-referenced paragraph has been revised to read as follows:
Based on the Scorecard and other gender-based data sources, the Sub-Adviser will calculate an overall gender equality score and will prioritize stocks with the highest gender equality scores for the Fund, investing in 150-250 companies that also meet key financial criteria to ensure long-term viability.
Comment 11:The disclosure states that the Sub-Adviser will invest a minimum of 35% of the Fund’s assets in the U.S. Please disclose if there is a maximum investment percentage.
Response: The disclosure has been revised to reflect a 65% maximum weight in the U.S..
Comment 12:In gender diversity risk, please clarify the second sentence which states that investing only in a portfolio of securities that are gender diverse may affect the Fund’s exposure to certain types of investments and may adversely impact the Fund’s performance depending on whether such investments are in or out of favor in the market.
Response: The Registrant has revised the risk as follows:
Gender Diversity Risk. The returns on a portfolio of securities that excludes companies that are not gender diverse may underperform the returns on a portfolio of securities that includes companies that are not gender diverse. Investing only in a portfolio of securities that are gender diverse ~~may affect the Fund’s exposure to certain types of investments and~~ may adversely impact the Fund’s performance depending on whether such investments are in or out of favor in the market.
Comment 13:In the Statement of Additional Information, on page 4, the last sentence of the second full paragraph states Securities of the U.S. government (including its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities) are not considered to be issued by members of any industry. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the asset and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.
Response: The Registrant has amended the disclosure as follows:
For purposes of applying the limitation set forth in the concentration policy, the Fund, with respect to its equity holdings, may use the FactSet Revere Business Industry Classification System, Standard Industrial Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes, MSCI Global Industry Classification System, FTSE/Dow Jones Industry Classification Benchmark (ICB) system or any other reasonable industry classification system (including systems developed by the Adviser and/or the Sub-Adviser) to identify each industry. Securities of the U.S. government (including its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities) are not considered to be issued by members of any industry, except that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies. With respect to the Fund’s investments in unaffiliated investment companies, the Fund will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries. If the Fund invests in an affiliated investment company, it will consider the underlying holdings of the affiliated investment company for purposes of complying with the Fund’s concentration policy. With respect to the Fund’s investment in non-investment company exchange-traded products that hold commodities, the Fund will treat that commodity as its own industry for purposes of complying with the Fund’s concentration. The Fund’s method of applying the limitation set forth in the Fund’s concentration policy may differ from the methods used by the Trust’s other series.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.
Sincerely,
/s/ Karen Aspinall
Karen Aspinall
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$97	$303

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